SD
3-22-04

04003844

SEC ... COMMISSION
Washington, D.C. 20549

Vf 3-12-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/3003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Broadway, Suite 2200
(No. and Street)

New York, (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ying Cui 212-966-0996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name – *if individual, state last, first, middle name*)

3150 140th Street, Suite 6C, Flushing, NY 11354
(Address) (City) (State) (Zip Code)

MAR 1 2004
SECTION 181

CHECK ONE:

- X☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Ying Cui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO BEFORE ME
THIS 26 DAY OF Feb 2004

Signature

President, CEO

Title

STANLEY TISCHLER
COMMISSIONER OF DEEDS
CITY OF NEW YORK-NO. 4-3961
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 1, 2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Independent Auditor's Report

Board of Directors
Univest Securities, Inc.:

We have audited the accompanying statement of financial condition of Univest Securities, Inc. as of December 31, 2003, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. at December 31, 2003, and the results of their operation and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA

New York, New York
February 26, 2004

UNIVEST SECURITIES, INC.

Statement of Financial Condition
December 31, 2003

ASSETS

Cash & cash equivalent		1,205,384
Commission and other receivable		99,412
Deposit with Clearing House(Principal $50,000)		50,000
Other securities		278,999
Furniture, equipment at cost,		91,718
Less accumulated depreciation		(86,372)
Other assets		35,209
Total assets	$	1,674,351

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commission payable	$	85,352
Securities Borrowed		78,819
Other payable		47,280
Income tax payable		6,500
Deferred tax liabilities		1,290
Total liabilities		219,241
Stockholders' Equity		
Common stock		232,500
Additional paid-in capital		784,375
Treasury stock		0
Retained earnings		438,235
Total stockholders' equity		1,455,110
Total liabilities and stockholders' equity	$	1,674,351
		0

The accompanying notes are an integral part of these financial statements

UNIVEST SECURITIES, INC.

Statement of Income
for the Year Ended December 31, 2003

REVENUES:		
Commissions and service income	$	1,268,371
Principal transactions		302,655
Interest and dividends		10,246
Other income		250,826
	$	1,832,098
EXPENSES:		
Employee compensation and benefits	$	483,819
Exchange, and clearing fees		16,133
Commission to other broker and dealer		339,402
Communications and data processing		65,785
Advertising and Promotion		26,634
Occupancy		110,313
Service and consulting fee		406,543
Other expenses		43,029
		1,491,659
INCOME BEFORE INCOME TAXES		340,439
PROVISION FOR INCOME TAXES		31,448
NET INCOME (LOSS)	$	308,991

The accompanying notes are an integral part of these financial statements

UNIVEST SECURITIES, INC.

Statement of Cash Flows
for the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 308,991
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	10,057	
Deposits with clearing organizations	0	
Securities owned, net	(4,440)	
Payable to clearing house	24,249	
Commission receivable	(31,480)	
Commission payable	32,638	
Income tax payable	(840)	
Deferred tax liabilities	(1,230)	
Other payable	3,781	32,734
Total adjustments		
Net cash used in operating activities		341,725
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
Others	62,478	62,478
Net cash used in investing activities		62,478
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' withdrawals	0	0
Net cash provided by financing activities		0
INCREASE IN CASH		404,203
CASH AT BEGINNING OF THE YEAR		801,181
CASH AT END OF THE YEAR		$1,205,384
		(0)

The accompanying notes are an integral part of these financial statements

UNIVEST SECURITIES, INC.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2003

	Capital Stock				Treasury		
	Common		Additional Paid-in	Retained	stock - common		Total Stockholders'
	Shares	Amount	Capital	Earnings	shares	Amount	Equity
Balance at December 31, 2002	200	$ 232,500	784,375	129,244	-	-	1,146,119
							-
Net income(loss)				308,991			308,991
Changes in Capital	0		-	-	-	-	-
Balance at December 31, 2003	200	232,500	784,375	438,235	0.00	0.00	$ 1,455,110

The accompanying notes are an integral part of these financial statements

UNIVEST SECURITIES, INC.

Notes to Financial Statements
December 31, 2003

1. Organization and nature of business

The Company is an introducing broker registered with the National Association of Securities Dealers, Inc. (NASD). The Company is exempt from SEC customer protect rules. The Company is a New York corporation.

2. Significant accounting policies

The Company is engaged in a single line of business as an introducing broker. The financial statements reflect its own principal transactions and activities. The Company does not carry customers' accounts. Customers' securities are transacted through accounts of clearing organizations on a fully disclosed basis pursuant to the requirements of SEC rules 17a-3 and 17a-4.

Proprietary securities transactions in regular-way are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date.

There is no transactions involving purchases of securities under agreements to resell or sales of securities of securities under agreements to repurchase.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

The Company employed double declining method to depreciate its furniture and office equipment for five years for 1996, 1997 and 1998; starting 1999, depreciation is provided on a straight line basis using estimate useful life for five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. Securities owned

The Company owned marketable securities as December 31, 2003 are corporate stocks which worth $278,999; Treasury bill for $50,000 as good faith deposit; NASD warrants for $3,300 and NSAD common stock valued at $10,875.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall neither exceed 15 to 1 nor the dollar amount of $100,000, whichever is larger. At December 31, 2003, the Company had net capital of $1,348,875 which was $1,248,875 in excess of its required net capital. The company's net capital ratio was 0.10 to 1.

5. Income tax

The Company paid and accrued , state and local corporation income taxes in 2003. There was no federal income tax due as to S corporation status. The deferred income tax is due to the time difference of accelerated depreciation. The deferred liabilities of corporation income tax as of December 31, 2003 is as follows:

	Current	*Deferred*	*Total*
Federal	$0	0	0
New York State	431	233	664
New York City	407	220	627
	837	453	$1,290

For the tax purpose, the Company made an election by a Small business Corporation under section 1362 of the Internal revenue Service as well as an election by a federal S Corporation to be treated as a New York S Corporation since 1997. There was no federal income tax provision.

6. Contingence

The Company's office lease expires in year of 2007. The liability of lease is as follows:

2004	$ 50,700
2005	50,700
2006	50,700
2007	33,800
	$ 185,900

7. Pension plan

The Company adopted Savings Incentive Match Plans for Employees (SIMPLE) plan for certain eligible employees since 1997. The Company chosen the elective contribution matching with the employees salary reduction contribution.

8. The Company opened an another local branch office in year 2000 and the current value of stake was in the amount of $11,908 as of December 31, 2003.

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

SCHEDULE I

UNIVEST SECURITIES, INC.
Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2003

NET CAPITAL		
Total stockholders' equity		$1,455,110
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		1,455,110
Deductions:		
Nonallowable assets		
Furniture, and equipment, net	(5,347)	
Other assets	(35,209)	(40,556)
		1,414,554
Net capital before haircuts on securities positions		
Haircuts on securities		
Trading and investment securities		
Other securities	(41,849)	
Exempted securities	0	
Options	(23,831)	(65,680)
NET CAPITAL		$1,348,875
AGGREGATE INDEBTEDNESS		
Commission payable	85,352	
Other payable and accrued expenses	55,070	140,422
Total aggregate indebtedness		$140,422
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		9,361
Minimum dollar required:		$100,000
Excess net capital		$1,248,875
Excess net capital at 1,000% (Net capital - 10% of AI)		$1,334,833
Ratio: Aggregate indebtedness to net capital		0.10

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited)		
FOCUS report		$1,348,875
Adjustments:		
Accrued expenses	$0	
		-
Net capital per above		$1,348,875

Schedule II

UNIVEST SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

Univest Securities, Inc. is an introducing broker and is exempt from the provision of SEC Rule 15c3-3 under Subsection (k)(2)(B). The conditions of exemption are being maintained.

President

Univest Securities, Inc.
February 26, 2004

Report on Internal Control Structure Required by SEC Rule 17A-5
For a Broker-dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Univest Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Univest Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph, In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance

with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no material involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yin Shen Co. CPA
New York, New York
February 26, 2004